Techprecision Corporation
Bella Drive
Westminster, MA 01473

June 15, 2007

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3561
Attention:  John Reynolds, Esq. Assistant Director

Re:	Techprecision Corporation Form 10-QSB/A for June, September and December 2006 File No. 0-51378

Ladies and Gentlemen:

Techprecision Corporation (the “Company”), is filing amendment No. 1 to its Form 10-QSB for the quarters ended June 30, September 30 and December 31, 2006 in response to the questions raised by the staff of the Commission in its letter of comments dated January 19, 2007 issued in connection with its registration statement of Form SB-2, File No. 333-133509. Set forth below is the Company’s response to comments. The comment numbers refer to the comments in the January 19th letter. We are only responding to comments that relate to the 10-QSB/A filings.

Management’s Discussion and Analysis, page 23
Overview, page 23

15.
On the bottom of page 23 you state your gross margin increased from 10.5% to 16.1% during the six months ended September 30, 2006. Based on the amounts reported in the statement of operations it appears the gross margin percentages as of September 30, 2005 and 2006 were 13.9% and 21%, respectively. Please revise or advise.

The MD&A in the Form 10-QSB/A for September 2006 reflects the gross margin for the six months ended September 30, 2006 and 2005 at 21% and 14%, respectively.

16.	Explain the statement that “Ranor and its predecessor had traditionally performed services on relatively low margins since the customer demanded more services without an increase in cost.”

The language has been changed to reflect the fact that, during the time prior to Standard’s bankruptcy, largely because of problems affecting Standard at the management level, in order for the predecessor to generate business it has to agree to perform additional services without charge. These factors no longer affect the Company’s business.

17.	State the appraised value of the real estate; clarify when the appraisal was obtained, and state who provided the appraisal. Also, explain the nature of the limited guarantee provided by Mr. Levy.

The appraisal, made by Avery Associates, was obtained in the fall on 2005 and is based on an appraisal of the fair market value at October 31, 2005. The amount of the appraised value and the nature of Mr. Levy’s limited guarantee are also described in the MD&A under “Overview.” Mr. Levy’s limited guaranty is described in the December 2006 Form 10-QSB/A, since it was issued in connection with the October 2006 refinancing.

Securities and Exchange Commission
June 15, 2007

18.	We reissue prior comment 29 from our letter dated October 11, 2006. Discuss the change in selling, administrative and other expenses for the years ended March 31, 2006 and 2005.

The discussion has been expanded to include more a detailed discussion about the factors that affected the changes in selling, administrative and other expenses for those years.

Statement of Cash Flows, page 6

27.
We have read your supplemental response to our prior comment 59 citing footnote 1 to item 7 of SFAS 95. This footnote states the funds must be available for withdraw “at any time without prior notice.” Since you must go through a claim procedure to withdraw your funds whereby your request can be disputed and ultimately rejected, it does not appear you can withdraw funds at any time without prior notice. Please revise to exclude restricted cash from the cash and cash equivalents total in the statement of cash flows.

The statements of cash flows have been revised to exclude restricted cash from the cash and cash equivalents.

Notes to the annual financial statements, page F-8

28.
With respect to our previously issued comments, it appears you have made certain revisions to the notes to the interim financial statements and non-financial statement portion of the document. However, the notes to the annual financial statements have not been amended. Please revise the notes to the annual financial statements to address our previous comments 56, 57, 63 and any other items noted below.

The notes to the consolidated financial statements for the year ended March 31, 2006 have been amended in response to the comments of the staff. In particular:

•	The statements of operation disclose on its face major components of general and administrative expenses, with appropriate footnote disclosure.

•	Note 2 has been revised to correct a typographical error in the number of shares issued. The correct number is 7,997,000 shares.

•
In Note 4 has been revised to include language that the advance billing and deposits includes down payments for acquisition of materials and progress payments on contracts. The Company’s agreements with its customers allow the Company to offset the progress payments against the costs incurred.

Note 1 - Significant Accounting Policies, page F-8
Revenue Recognition, page F-9

29.
We note your response to our prior comment 60 stating it is already disclosed that “the unit of delivery method requires the existence of a contract to provide the persuasive evidence of an arrangement and determinable seller’s price, delivery of the product and reasonable collection prospects.” However, your current disclosure does not articulate these points. Please revise to provide transparent disclosure addressing the four criteria outlined in SAB Topic 13.

Securities and Exchange Commission
June 15, 2007

The footnote disclosure under “Revenue Recognition and Costs Incurred” has been revised to state that the unit of delivery method requires the existence of a contract to provide the persuasive evidence of an arrangement and determinable sellers’ price, delivery of the product and reasonable collection prospects. The Company has written agreements with the customers that specifies contract prices and delivery terms . The company recognizes revenues only when the collection prospects are reasonable.

30.
We have read your response to our prior comment 61 which addressed revenue recognition with respect to component installations. Since your response to this comment addressed engineering services as opposed to component installations, please explain to us if you consider component installations to be a part of the overall engineering services you provide. On page 26 of MD&A. you state you derive revenues from the fabrication of components, the precise machining of the components including engineering services, and the installation of such components. It thus appears to us there are three different, revenue streams. Please tell us if revenues from component installations are significant and if so, revise your revenue recognition policy to address this revenue stream and also revise to separately state these revenues on the statement of operations.

The Company has only one stream of revenue. The fabrication, engineering services and installation are three aspects of the work we perform and not different revenue streams. Although certain contracts may require only engineering services, these contracts, in the aggregate, are not material in relation to sales.

Note 9 - Restricted Cash - Indemnification Obligations from Escrow, page F-17

31.
We note your response to our prior comment 65. However, you have not addressed our request for an explanation as to how you have addressed the guidance in SAB Topic 5Y and SOP 96-1. Please review the guidance included therein and revise your footnotes to include the required disclosures.

The notes to the financial statements reflect the costs and work relating to environmental compliance. In the quarter ended June 30, 2006, the Company hired an environmental consultant at a cost of $81,400. This consultant outlined the requirement for the construction of a shed to protect the Company’s machining chips. The Company has since constructed an appropriate shed to store scrap materials and protect the surrounding soil from any potential seepage. The Company had planned to make a claim for construction costs under the escrow agreement, based on a breach of the former shareholders’ (sellers’) representations and warranties relating to environmental compliance. This claim has been made and, in February 2007, the Company received $500,000 is full settlement of the claim.

This disclosure meets the requirements of Topic 5.Y and SOP 95-1. It discloses the nature, cost and timing of remediation. The remediation entailed the construction of a shed to store scrap materials, soil remediation along with the development of hazardous spill containment plans and storm water run-off plans. The construction was completed at the estimated cost and the cost was paid from the funds left in escrow by the former shareholders. It is to be noted that there were no unasserted claims to require any accrual or might affect the magnitude of the contingency or uncertainties with respect to joint and several liability that may affect the magnitude of the contingency. The above note discloses the nature and the responsible parties and that the contingent expense of $81,400 was recovered through an indemnification arrangement and there is no uncertainty regarding the legal sufficiency of escrow funds. The time frame for the payout of the amounts is stated. It is disclosed that there is only one component to the liability and the amount of liability was exactly determined. Since the remediation was accomplished and paid for, there was no need to consider discounting future costs, future site restoration costs, post--closure costs, and monitoring commitments, or other exit costs that may occur.

Securities and Exchange Commission
June 15, 2007

Note 14- Capital Stock, page F-20

32.
We note your response to our prior comment 69 including your accounting analysis with respect to EITF 00-19. We did not note any discussion of EITF 05-4 as previously requested. With respect to your reference to section 5(e) of the warrant agreement, please note that as of March 31, 2006, and June 30, 2006, the warrant holder was still permitted to make a cashless exercise since the original issuance date of the warrants was February 24, 2006. As such, the instrument appears to meet the definition of a derivative in paragraph 6 of SFAS 133. Also, you state under the provision of section 5(e), the warrant holders will be given unregistered shares. Since the registration rights agreement requires the company to settle in registered shares, it does not appear the company would be permitted to issue unregistered shares. We reiterate our request for you to explain your accounting treatment with respect to EITF 05-4.

The terms of the warrants themselves do not require the issuance of registered shares. The registration rights agreement does not require that the warrants be settled in registered shares. Rather, the registration rights agreement requires the Company to register the shares, and, failing such registration, to pay liquidated damages. Liquidated damages under the registration rights agreement are payable in shares of series A preferred stock, and not in cash, and there is a ceiling on the number of shares of series A preferred stock can be issued. In fact, the warrants, which provide that there are cashless exercise rights, expressly contemplate the possibility that the warrants may be settled in unregistered shares. Section 5(e) of the warrant reads as follows: “The holder of this Warrant may not make a Cashless Exercise (i) during the six (6) months following the Original Issue Date and (ii) thereafter if the sale by the Holder of the Warrant Shares is covered by an effective registration statement.” EITF 05-4 applies only if there is a registration right penalty attached to the warrants. No liquidated damages right is attached to the warrants. Since the cashless exercise right only applies after August 24, 2007 if the Warrant Shares are not covered by a registration statement, the only consequence, under the terms of the warrant, for failing to register the Warrant Shares is that the holder has cashless exercise rights.

Since the Company did not meet the required level of EBITDA for the year ended March 31, 2006, the conversion price of the series A preferred stock and the exercise prices of the two sets of warrants were reduced by 15%. This adjustment was made in the quarter ended June 30, 2006. As a result, the financial statements in the three quarterly reports reflect a preferred stock deemed dividend in the amount of $388,233, which reduces the net income allocable to the common stockholders.

Securities and Exchange Commission
June 15, 2007

Form 10-KSB as of March 31, 2006 and Form 10-QSB as of June 30, 2006

40.
Revise the Forms 10-KSB and 10-QSB to conform to the applicable changes to the Form SB-2. Also, under the heading “Liquidity and Capital Resources” on page 19 of the Form 10-KSB, you state your cash position as of June 30, 2006, was $1,092,719. However, the balance sheet for such period reports a cash balance of $679,845. Please revise to provide consistent information in all documents.

The requested changes have been made.

Very truly yours, /s/ James G. Reindl James G. Reindl, CEO